UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Breeze Holdings Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

106762107

(CUSIP Number)

November 22, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106762107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Difesa Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 250,003*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 250,003*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,003*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 106762107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Difesa Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 250,003*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 250,003*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,003*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%*
12.	TYPE OF REPORTING PERSON (see instructions) PN, IA

CUSIP No. 106762107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Difesa Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 250,003*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 250,003*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,003*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 106762107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 250,003*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 250,003*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,003*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1.

(a)	Name of Issuer Breeze Holdings Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 955 W. John Carpenter FWY., Suite 100-929 Irving, TX, 75039

Item 2.

(a)	Name of Person Filing: Difesa Master Fund, LP * Difesa Capital Management, LP * Difesa Capital Partners, LLC * Peter Cohen*

(b)	Address of the Principal Office or, if none, residence 40 West 57th Street, Suite 2020 New York, NY 10019

(c)	Citizenship Difesa Master Fund, LP – Cayman Islands Difesa Capital Management, LP – Delaware Difesa Capital Partners, LLC – Delaware Peter Cohen – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 106762107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Difesa Master Fund, LP – 250,003* Difesa Capital Management, LP – 250,003* Difesa Capital Partners, LLC – 250,003* Peter Cohen – 250,003*

(b)	Percent of class: Difesa Master Fund, LP – 5.18%* Difesa Capital Management, LP – 5.18* Difesa Capital Partners, LLC – 5.18%* Peter Cohen – 5.18%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Difesa Master Fund, LP – 0 Difesa Capital Management, LP – 0 Difesa Capital Partners, LLC – 0 Peter Cohen – 0

	(ii)	Shared power to vote or to direct the vote Difesa Master Fund, LP – 250,003* Difesa Capital Management, LP – 250,003* Difesa Capital Partners, LLC – 250,003* Peter Cohen – 250,003*

	(iii)	Sole power to dispose or to direct the disposition of Difesa Master Fund, LP – 0 Difesa Capital Management, LP – 0 Difesa Capital Partners, LLC – 0 Peter Cohen – 0

	(iv)	Shared power to dispose or to direct the disposition of Difesa Master Fund, LP – 250,003* Difesa Capital Management, LP – 250,003* Difesa Capital Partners, LLC – 250,003* Peter Cohen – 250,003*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The common stock (the “Shares”) of Breeze Holdings Acquisition Corp. (the “Issuer”) reported herein is held by Difesa Master Fund, LP (the “Master fund”) for which Difesa Capital Management, LP (the “Adviser”) serves as the investment manager. Difesa Capital Partners, LLC (the “General Partner”) is the general partner of the Adviser and Peter Cohen is the managing member of the General Partner. By virtue of these relationships, the reporting persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Master Fund.

The percentages herein are calculated based upon a statement by the Issuer that there were 4,830,196 Shares issues and outstanding as of November 12, 2022, as disclosed in the Issuer’s 10-Q filed on November 14, 2022.

This report shall not be deemed an admission that the reporting persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 106762107

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

Difesa Master Fund, LP

By:	Difesa Capital Management, LP, its Investment Manager

By:	Difesa Capital Partners, LLC, the General Partner of the Investment Manager

By:	/s/ Peter Cohen
Peter Cohen, Managing Member

Difesa Capital Management, LP

By:	Difesa Capital Partners, LLC, the General Partner of the Investment Manager

By:	/s/ Peter Cohen
Peter Cohen, Managing Member

Difesa Capital Partners, LLC

By:	/s/ Peter Cohen
Peter Cohen, Managing Member

Peter Cohen

By:	/s/ Peter Cohen
Peter Cohen, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 106762107

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock of Breeze Holdings Acquisition Corp. together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: November 30, 2022

Difesa Master Fund, LP

By:	Difesa Capital Management, LP, its Investment Manager

By:	Difesa Capital Partners, LLC, the General Partner of the Investment Manager

By:	/s/ Peter Cohen
Peter Cohen, Managing Member

Difesa Capital Management, LP

By:	Difesa Capital Partners, LLC, the General Partner of the Investment Manager

By:	/s/ Peter Cohen
Peter Cohen, Managing Member

Difesa Capital Partners, LLC

By:	/s/ Peter Cohen
Peter Cohen, Managing Member

Peter Cohen

By:	/s/ Peter Cohen
Peter Cohen, Individually